PROSPECTUS SUPPLEMENT NO. 29 (To Prospectus dated September 13, 2011)	Filed pursuant to Rule 424(b)(3) Registration No. 333-176618

Bontan Corporation Inc.

61,102,500 Shares of Common Stock
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This prospectus supplement updates and supplements the prospectus dated September 13, 2011, relating to the resale of up to 61,102,500 shares of our common stock by certain selling stockholders.

This prospectus supplement contains updated information relating to a news release announcing that the Company’s application to move its jurisdiction to the British Virgin Islands (“BVI”) from Ontario has been approved and that the Company will continue as a BVI corporation under the new name Portage Biotech Inc (“Portage”); on Form 6-K, which was filed with the U.S. Securities and Exchange Commission on August 1, 2013.

You should read this prospectus supplement in conjunction with the prospectus dated September 13, 2011, including any supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus and any supplements thereto, except to the extent the information in this prospectus supplement supersedes the information contained in the prospectus and any supplements thereto.

Our common stock is quoted on the Over-the-Counter (OTC) Bulletin Board under the symbol “BNTNF.” The high and low bid prices for our common stock on the OTC Bulletin Board on August 6, 2013 were US$0.32 and US$0.27 per share respectively. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

Investing in our common shares involves a high degree of risk.  See “Risk Factors” beginning on page 11 of the prospectus.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

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Prospectus Supplement dated August 7, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013
Commission File Number 0-30314

BONTAN CORPORATION INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

Form 6-K
BONTAN CORPORATION INC.
July 2013

On July 31, 2013, Bontan Corporation Inc. issued the following news release:

NEWS RELEASE

BONTAN CHANGES ITS NAME TO PORTAGE BIOTECH INC. AND JURISDICTION TO BVI

Toronto, Ontario, July 31, 2013 - Bontan Corporation Inc. (‘the Company”) (OTCBB: BNTNF) (“Bontan”) is pleased to announce that its application to move its jurisdiction to the British Virgin Islands (“BVI”) from Ontario has been approved. The Company will continue as a BVI corporation under the new name Portage Biotech Inc (“Portage”).

The Company continues to have reporting obligations under the Ontario Securities Act and under the US Securities and Exchange Act as a foreign reporting issuer. Its securities will continue to trade on the Over the Counter Bulletin Board of NASDAQ under the existing symbol: BNTNF. The Company is in the process of applying for a new CUSIP number and filing the necessary documents with FINRA (Financial Industry Regulatory Authority) to register its new name, new industry code and new trading symbol to reflect its new business direction.

As previously announced, on June 4, 2013, the board of directors of Portage is comprised of Dr. Declan Doogan, Dr. Gregory Bailey, Mr. James Mellon and Mr. Kam Shah. Dr. Doogan is the new Chief Executive Officer, Mr. Shah is the Chief Financial Officer and Dr. Bailey is the Chairman of the Board.

Portage has an operating subsidiary - Portage Pharma Ltd. (“PPL”). PPL holds an exclusive licence in non-oncology fields under patents granted in the USA, Australia, Israel and New Zealand and patents applied for in Japan and Canada. PPL has an exclusive worldwide licence in non-oncology fields and the know-how relating to the Antennapedia protein transduction technology developed by Trojantec. Antennapedia (“Antp”) is an unusual protein that allows for the delivery of drugs right into a cell and even into the nucleus which is often the desired site of action. This protein coupled with a drug may even cross the blood brain barrier.

Many diseases are due to flawed or deficient gene function or missing enzymes. Genes may be regulated through the direct delivery of biologically active molecules using Antp-based products. These products could restore or normalize gene function or replace missing or defective protein products. Other diseases have treatment but the drug cannot get into the nucleus or into the cell where they are needed and Antp could be a transformative delivery system.

PPL is developing a research pipeline of Antp-based drug candidates and is evaluating their function and potential as new therapeutic agents for a variety of non-oncology indications.

PPL currently has nine biotech professionals acting as consultants. They are led by Dr. Bruce Littman as Chief Executive Officer and President, and Dr. Frank Marcoux as Chief Scientific Officer. They report to the Board of Directors of PPL which is headed by Dr. Declan Doogan. Drs. Littman, Marcoux and Doogan have over 60 years of combined experience in the financing and development of new drugs and have been associated with major pharmaceutical companies in executive positions. PPL plans on streamlining its drug development process through contract research organizations. This strategy offers the benefit of fast delivery, a higher level of efficiency and lowered costs associated with drug development.

The following are the backgrounds of the new management and Board members:

Gregory Bailey M.D. is a co-founder of Ascent Healthcare Solutions, the number one re-processor of used surgical equipment; VirnetX Inc., an internet security company (VHC: AMEX); and Duramedic Inc., a medical products company. He is a former financier and director of Medivation Inc. (MDVN: NASDAQ) from 2005 to 2012.

Declan Doogan M.D. was the previous CEO and Head of R&D at Amarin Inc. (AMRN:NASDAQ) and the former Head of Worldwide Drug Development at Pfizer Inc. He has held Visiting Professorships at Harvard School of Public Health, Glasgow University Medical School and Kitasato University (Tokyo). He sits on the boards of Pulmonary Vascular Research Institute UK, Sosei (Japan Biotech), Trojantec (UK, oncology) and Spinifex (Melbourne). He continues to provide medical advice to Amarin Inc.

Jim Mellon: Jim holds directorships in a number of publicly quoted companies, many of which are in the biopharma sector including Miraculins, Plethora Solutions, and the Summit Corporation. He is also chairman of AIM listed Port Erin Biopharma Investments, a fund specialising in biopharma investments and is the author of the best-selling book “Cracking the Code” which charts the developments within the biotech industry. Jim’s other listed company directorships include chairman of Manx Financial Group and Speymill, co-chairman of both Regent Pacific Group and West African Mining Corporation, and a board member of Brazilian Gold Corporation, Charlemagne Capital and Condor Resources.

Bruce H. Littman, M.D., has over 30 years of research and drug development experience. He was Vice President and Global Head of Translational Medicine in Pfizer and also has a strong academic background in immunology, rheumatology and inflammation. His skill set is particularly suited to developing de-risking strategies and using an understanding of how drugs behave in the body to evaluate early drug candidates. He has an excellent track record in early clinical development. After retiring from Pfizer at the end of 2007 he became an independent consultant. Prior to that, he served for 13 years on the faculty of Virginia Commonwealth University’s Medical College of Virginia. He is an author and co-editor of “Translational Medicine and Drug Discovery” published in 2011 by Cambridge University Press.

Frank W. Marcoux, Ph.D. has over 25 years of pharmaceutical company and academic research experience. He was the VP of Quantitative and Innovative Medicine in Worldwide Development at Pfizer and former VP of Worldwide Discovery Biology Discipline Head until 2008 when he became an independent consultant. Previously he worked for Parke-Davis Pharmaceutical Research for seventeen years. Dr. Marcoux’s consulting focus is on high confidence translation of drug discovery programs to early clinical proof of concept and is aimed at biotech, Pharma and academic medical centres. Dr. Marcoux holds a Ph.D. in Physiology and Biophysics and held research positions prior to industry at Harvard Medical School/Massachusetts General Hospital, University of Alabama, Birmingham, Medical Center, and at the University of Vermont, College of Medicine.

Dr. Bailey, the Chairman commented, “We believe that the name change and continuation of Bontan to BVI creates a tax efficient model and increases the opportunity for value appreciation for shareholders. It also allows us to create subsidiaries like PPL that will be of interest to large pharmaceutical companies with significant cash outside of North America.”

Dr. Doogan, CEO commented, “We now have a structure and a team. The continuance into BVI is expected to open up more opportunities. This will enable us to develop multiple products that will all be assessed by partners on their individual merits as opposed to focussing on a single lead product.”

About Portage:

Portage is engaged through its subsidiary in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs and orphan drugs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies to gain global distribution.

Portage management is looking to in license additional biotech products.

For further information, contact Greg Bailey, the Chairman at gb@palantirfinancial.com or Kam Shah, Chief Financial Officer, at (416) 929-1806.or kam@bontancorp.com

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. Any such statements reflect Portage's current views and assumptions about future events and financial performance. Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 1, 2013

BONTAN CORPORATION INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer